EXHIBIT 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2024, of Americas Gold and Silver Corporation of our report dated March 27, 2025, relating to the consolidated financial statements, which appears in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2025

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.